Exhibit 99.1

TechFaith Reports Fourth Quarter and Full Year 2015 Financial Results

Beijing, China, March 28, 2016 – China TechFaith Wireless Communication Technology Limited (NASDAQ: CNTF) (“TechFaith” or the “Company”) today announced its unaudited financial results for the fourth quarter and the full year ended December 31, 2015.

For the fourth quarter of 2015, TechFaith reported total net revenues of US$8.7 million compared to US$7.6 million in the third quarter of 2015 and US$26.7 million in the fourth quarter of 2014. Gross profit for the fourth quarter of 2015 was US$2.2 million compared to a loss of US$0.5 million in the third quarter of 2015 and gross profit of US$3.5 million in fourth quarter of 2014. Gross margin for the fourth quarter of 2015 was 25.0% compared to negative 6.7% in the third quarter of 2015 and 12.9% in the fourth quarter of 2014. The fourth quarter of 2015 improvement in gross margin reflects the positive impact of the completion of various non-recurring engineering projects. Operating expenses for the fourth quarter of 2015 were US$3.9 million compared to US$4.7 million for the third quarter of 2015 and US$8.7 million in the fourth quarter of 2014. Net loss attributed to TechFaith for the fourth quarter of 2015 was US$2.4 million, or a US$0.23 loss per basic and diluted weighted average outstanding ADS, compared to a net loss of US$5.4 million, or a US$0.51 loss per basic and diluted weighted average outstanding ADS, in the third quarter of 2015, and a net loss of US$3.9 million, or a US$0.36 loss per basic and diluted weighted average outstanding ADS, in the fourth quarter of 2014. Results for the fourth quarter of 2015 reflect the negative impact of a US$3.4 million inventory obsolescence charge, which adversely impacted gross margin and net income. The inventory obsolescence charge is for the write off of components and devices deemed obsolete in today’s market, and is the result of the Company’s continued evaluation of options and operating costs for its low margin mobile handset business.

For the full year ended December 31, 2015, TechFaith reported total net revenues of US$64.6 million compared to US$99.3 million for the full year ended December 31, 2014. Gross profit for the full year 2015 was US$6.7 million, compared to US$9.8 million for the full year 2014. Gross margin for the full year 2015 was 10.4%, compared to 9.9% for the full year 2014. Operating expenses for the full year 2015 were US$18.1 million compared to US$26.2 million for the full year 2014. Net loss attributed to TechFaith for full year 2015 was US$12.8 million, or a US$1.21 loss per basic and diluted weighted average outstanding ADS, compared to a net loss of US$13.4 million, or a US$1.27 loss per basic and diluted weighted average outstanding ADS, for the full year 2014. Results for the full year 2015 reflect the negative impact of the above mentioned US$7.2 million inventory obsolescence charge, which adversely impacted gross margin and net income.

Miss Ouyang Yuping, TechFaith’s Chief Financial Officer, said, “Our focus in 2015 was on restoring the operating efficiency and effectiveness of the Company and positioning TechFaith for success over the longer term in the face of continued macro weakness and high competition in mobile phone markets worldwide. We successfully streamlined our mobile business to give us the R&D, sales and customer support resources needed to win over attractive enterprise opportunities, while achieving profitability targets at lower revenue levels. We reduced costs further in other areas where we were not achieving the desired results, ending 2015 with 31.2% lower operating expenses as compared to 2014. This included scaling down our gaming business, which after several quarters of earlier growth had become a drag on profitability in 2015 due to the competitive realities of the segment. At same time, we made considerable progress in the development of our real estate portfolio. This continued execution helped us increase lease revenue to US$4.4 million for the full year 2015. We expect this positive trend to continue, giving us added stability and visibility, as additional space comes online and is either leased or sold.”

Mr. Deyou Dong, Chief Executive Officer of TechFaith, said, “We accomplished a great deal in 2015 as evidenced in the fourth quarter of 2015 by the improvement in our gross margin to 25.0%. We made the necessary hard decisions as we continued to shift our core operating business to focus on profitable areas, such as our healthy and expanding real estate business and where we can win over attractive customer orders in the enterprise segment of the mobile phone business. This two-pronged strategy allows us to operate at a lower breakeven revenue level, while laying the groundwork for increased profitability. Our success was shown in our January 2016 announcement of securing a large, multi-year enterprise order. Our ability to provide custom solutions is the key for us to secure this order and gives us an advantage in meeting the needs of other enterprise customers. Overall, while we expect the macro environment to remain challenging in 2016, we are optimistic and well positioned for profitability at current lower revenue levels based on actions we took to lower operating costs and make our core business healthier. We are also well positioned to benefit from the ongoing development of our real estate business, as we work to lease or sell available but unoccupied space. We will remain conservative and focus on controlling operating expenses, while being able to leverage our existing infrastructure and resources to pursue growth opportunities without added overhead costs.”

First Quarter of 2016 Outlook

TechFaith currently expects its total revenues for the first quarter of 2016 to be in the range of US$8.0 million to US$10.0 million. The forecast represents TechFaith’s current and preliminary view, which is subject to change.

Investor Conference Call / Webcast Details

TechFaith will hold a conference call on Monday, March 28, 2016 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Monday, March 28, 2016 in Beijing) using the following dial-in numbers: +866-519-4004 or +1-845-675-0437. The conference call passcode is 58403469. A live webcast of the conference call will also be available on TechFaith’s website at www.techfaithwireless.com.

A replay of the call will be available approximately 2 hours after the conclusion of the live call by telephone at +1-646-254-3697, with passcode 58403469. A webcast replay will also be available at www.techfaithwireless.com.

About TechFaith

TechFaith (NASDAQ: CNTF) is a developer, owner and operator of commercial real estate properties across China as well as a China-based mobile solutions provider for the global mobile handsets market. TechFaith continues to maintain a team of professional engineers focused on the development of ruggedized smart devices for both its consumer and enterprise segments, although it started investing in the construction of buildings and facilities in 2009 as part of its growth and business diversification strategy, gradually shifting away from its traditional focus on the mobile solutions and handset markets. The Company currently focuses on developing office space that can serve as anchor bases in areas with developing economies, as it meets the needs of both established businesses and innovative start-up companies in China. For more information, please visit www.techfaithwireless.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “outlook” and similar statements. Among other things, the business outlook and strategic and operational plans of TechFaith and management quotations contain forward-looking statements. TechFaith may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, among others, and in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about TechFaith’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in TechFaith’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. TechFaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACTS:

In China: Jay Ji China TechFaith Wireless Communication Technology Limited Tel: +86-10-5822-8866 ir@techfaith.cn	In the U.S.: David Pasquale Global IR Partners Tel: +1-914-337-8801 cntf@globalirpartners.com

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(In Thousands of U.S. Dollars, except share and per share/ADS data)

	Three Months Ended September 30	Three Months Ended December 31		Twelve Months Ended December 31
	2015	2015	2014	2015	2014
Revenues:
Mobile phone business
Third parties	$5,390	$6,400	$25,941	$57,999	$96,668
Related party	1,044	1,151	—	2,195	—
Real estate	1,152	1,156	752	4,415	2,588

Total net revenues	$7,586	$8,707	$26,693	$64,609	$99,256

Cost of revenues:
Mobile phone business
Third parties	$6,672	$5,175	$22,971	$54,635	$88,453
Related party	1,115	1,052	—	2,167	—
Real estate	305	301	272	1,096	962

Total cost of revenues	$8,092	$6,528	$23,243	$57,898	$89,415

Gross Profit (loss)	$(506)	$2,179	$3,450	$6,711	$9,841

Operating expenses:
General and administrative, including real estate operating expenses	$2,202	$1,732	$1,861	$8,637	$6,880
Research and development	2,259	1,905	1,627	8,084	7,174
Selling and marketing	286	250	2,323	1,331	9,265
Impairment of long-lived assets	—	—	2,910	—	2,910

Total operating expenses	$4,747	$3,887	$8,721	$18,052	$26,229

Government subsidy income	—	127	666	162	761
Other operating income (expenses)	16	-(159)	2	-(132)	24

Loss from operations	$(5,237)	$(1,740)	$(4,603)	$(11,311)	$(15,603)

Interest expense	(181)	(436)	(107)	(1,102)	(503)

Interest income	9	96	382	412	1,684

Other (expense) income	(61)	173	—	110	2
Change in fair value of put option	(30)	(90)	(60)	(210)	(210)

Loss before income taxes	$(5,500)	$(1,997)	$(4,388)	$(12,101)	$(14,630)
Income tax expenses	—	(691)	(296)	(996)	(438)

Net loss	$(5,500)	$(2,688)	$(4,684)	$(13,097)	$(15,068)
Less: net income (loss) attributable to the noncontrolling interest	(123)	(240)	(820)	(292)	(1,637)

Net loss attributable to TechFaith	$(5,377)	$(2,448)	$(3,864)	$(12,805)	$(13,431)

Net loss attributable to TechFaith per share
Basic	$(0.01)	$(0.00)	$(0.01)	$(0.02)	$(0.02)

Diluted	$(0.01)	$(0.00)	$(0.01)	$(0.02)	$(0.02)

Net loss attribute to TechFaith per ADS*
Basic	$(0.51)	$(0.23)	$(0.36)	$(1.21)	$(1.27)

Diluted	$(0.51)	$(0.23)	$(0.36)	$(1.21)	$(1.27)

Net loss	$(5,500)	$(2,688)	$(4,684)	$(13,097)	$(15,068)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustment	(8,037)	(5,574)	(3,589)	(13,696)	(8,614)

Comprehensive loss	(13,537)	(8,262)	(8,273)	(26,793)	(23,682)

Less: Comprehensive income (loss) attributable to noncontrolling interest	(974)	(609)	(1,199)	(1,497)	(2,478)

Comprehensive loss attributable to TechFaith	$(12,563)	$(7,653)	$(7,074)	$(25,296)	$(21,204)

Weighted average shares outstanding
Basic	794,003,193	794,003,193	794,003,193	794,003,193	794,003,193

Diluted	794,003,193	794,003,193	794,003,193	794,003,193	794,003,193

*	Giving retroactive effect to the 1-for-5 reverse ADS split effected on March 1, 2016

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In Thousands of U.S. Dollars)

	December 31, 2015	September 30, 2015	December 31, 2014
Assets
Current assets:
Cash and cash equivalents	$514	$8,332	$170,960
Restricted cash	—	4,720	4,835
Accounts receivable, net of allowances of $1,043, $1,296 and $599 as of December 31, 2015, September 30, 2015 and December 31, 2014, respectively	21,864	25,205	10,004
Accounts receivable due from a related party	821	553	—
Notes receivable, net	—	—	429
Amount due from a related party	66	—	—
Inventories, net	3,108	8,020	10,096
Prepaid expenses and other current assets	31,397	35,433	28,151
Assets held for sale	11,445	11,665	11,949

Total current assets	$69,215	$93,928	$236,424

Property, plant and equipment, net, including CIP	$205,933	$200,022	$143,661
Land use rights, net	9,603	9,842	10,247
Acquired intangible assets, net	8,157	8,188	5,529
Other non-current assets	97,060	107,836	21,639

Total assets	$389,968	$419,816	$417,500

Liabilities and equity
Current liabilities:
Accounts payable	9,433	12,766	15,377
Accounts payable due to a related party	—	19	—
Notes payable	—	9,440	9,670
Due to related parties	—	613	178
Short-term loans	21,402	11,132	14,734
Accrued expenses and other current liabilities	45,002	53,403	24,199
Advance from customers	9,028	8,966	8,602
Advance from a related party	—	818	—
Deferred revenue	7,394	9,312	9,685
Income tax payable	1,065	397	452

Put option liability	2,250	2,160	2,040

Total current liabilities	$95,574	$109,026	$84,937
Long-term loans	1,062	1,077	4,319

Total liabilities	$96,636	$110,103	$89,256

Equity
Ordinary shares ($0.00002 par value; 50,000,000,000,000 shares authorized; 794,003,193, 794,003,193 and 794,003,193 shares issued and outstanding as of December 31, 2015, September 30, 2015 and December 31, 2014, respectively)	$16	$16	$16
Additional paid-in capital	144,836	144,836	144,836
Accumulated other comprehensive income	35,577	40,782	48,068
Statutory reserves	22,258	23,755	23,755
Retained earnings	65,646	66,596	76,953

Total Techfaith shareholders’ equity	$268,333	$275,985	$293,628

Noncontrolling interest	$24,999	$33,728	$34,616

Total equity	$293,332	$309,713	$328,244

Total liabilities and equity	$389,968	$419,816	$417,500